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Exhibit 20.1

News Release

FOR IMMEDIATE RELEASE

     PLC Systems Inc. Announces HCFA's Medicare Coverage Decision for TMR

FRANKLIN, Mass., Jan. 26 /PRNewswire/ -- PLC Systems Inc. (Amex: PLC) announced today the release by the Health Care Financing Administration (HCFA) of a decision memorandum recommending that Medicare provide coverage for transmyocardial revascularization (TMR) procedures performed with FDA approved devices. PLC's CO2 Heart Laser(TM) System is the only device that has obtained Food and Drug Administration (FDA) approval for commercial use to perform the TMR procedure.

"As a leader in transmyocardial revascularization, PLC has been diligently working with HCFA to reverse the TMR noncoverage instruction and implement a Medicare policy to provide coverage for TMR," said William C. Dow, president and chief executive officer of PLC Systems Inc. "We believe an affirmative TMR coverage policy by Medicare will give Medicare beneficiaries access to this important, new revascularization procedure."

The recommendation was made by staff in HCFA's Coverage and Analysis Group following their review of scientific evidence on the medical effectiveness of TMR. The coverage staff recommended the rescission of the current Medicare national noncoverage instruction and the adoption of a new coverage policy to allow payment for TMR consistent with FDA approved uses of the devices to perform TMR.

The memorandum recommends coverage of TMR "as a late or last resort for patients with severe ... angina ... which has been found refractory to standard medical therapy, including drug therapy at the maximum tolerated or maximum safe dosages. In addition, the angina symptoms must be caused by areas of the heart not amenable to surgical therapies such as PTCA, stenting, coronary atherectomy or coronary bypass."

Recognizing the ongoing research to assess appropriate uses of TMR and to expand operative approaches to the procedure, HCFA staff propose a general instruction allowing coverage of TMR for FDA-cleared uses of the devices used to perform TMR. This will allow Medicare beneficiaries expanded access to the procedure as FDA may clear new devices or claims. The HCFA staff recommendation is being forwarded internally for final Agency approval and the issuance of a formal instruction requiring coverage for TMR.

TMR using The Heart Laser System is performed on a beating heart, generally through a small left chest incision. The Heart Laser System is synchronized to the patient's heartbeat and is used to create between 20 and 40 channels through oxygen-deprived muscle, into the heart's left ventricle. It is believed this allows blood to flow into the heart muscle again, despite blocked arteries.

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TMR is intended for patients who cannot be adequately treated by other revascularization procedures, such as coronary artery bypass graft (CABG) or percutaneous transluminal coronary angioplasty (PTCA). The FDA's approval was based upon findings from clinical trials of significant reductions in angina, increases in myocardial perfusion and improvement in quality of life measurements among patients with severe angina.

TMR using The Heart Laser System is considered less invasive heart surgery. It usually involves a small left chest incision; generally does not necessitate a blood transfusion; and, because it is performed on a beating heart, does not require the use of a heart lung machine. Recovery is potentially quicker, less traumatic and less costly than in open-heart procedures.

PLC Systems Inc. is a cardiac revascularization company that is pioneering, developing and supplying the systems and components for TMR. Although not an FDA approved indication, the Company is also investigating TMR as a potential adjunct to cardiac bypass surgery. PLC, was founded in 1981 and is located in Franklin, Massachusetts, and has 95 employees worldwide.

Note: Certain of the above statements may be forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements as a result of a variety of factors, including competitive developments, regulatory approval requirements, the ability to convince health care professionals and third party payers of the medical and economic benefits of The Heart Laser System, no assurance that payers will reimburse health care providers who perform TMR procedures or that reimbursement, if provided, will be adequate, and risk factors described in the Company's Registration Statement on Form S-3 (as filed with the Securities and Exchange Commission on December 15, 1998 and any subsequent amendments thereto), Annual Report and SEC Form 10-K for fiscal year ended December 31, 1997, and the Company's other SEC reports.

/CONTACT: Robert Svikhart, Chief Financial Officer of PLC Systems Inc., 508-541-8800, ext. 153; Meredith Milewicz, ext. 228, or Heather Hennessy, ext. 274, both of Noonan-Russo Communications, Inc., 212-696-4455, or news@noonanrusso.com, for PLC Systems Inc./

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